Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$64,622	$61,926	$131,157	$138,869	$117,386	$90,921	$88,923
Fixed charges before preferred distributions	83,061	83,148	166,229	143,663	118,212	101,144	89,417
Distributions from equity investments	—	5,387	5,387	22,646	24,572	27,404	27,195
Capitalized interest	(489)	—	(335)	—	—	—	(3,057)
Adjusted Earnings	$147,194	$150,461	$302,438	$305,178	$260,170	$219,469	$202,478

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$82,572	$83,148	$165,894	$143,663	$118,212	$101,144	$86,360
Capitalized interest	489	—	335	—	—	—	3,057
Preferred distributions	30,802	20,742	44,692	46,000	46,000	46,000	27,625
Combined Fixed Charges and Preferred Distributions	$113,863	$103,890	$210,921	$189,663	$164,212	$147,144	$117,042

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3x	1.4x	1.4x	1.6x	1.6x	1.5x	1.7x